SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR CALLS ON URSULA VON DER LEYEN TO URGENTLY REFORM EU ATC
 AS FRENCH ATC STRIKE (3-4 JULY) FORCES RYANAIR TO CANCEL
170 FLIGHTS AFFECTING OVER 30,000 PASSENGERS

Ryanair, Europe's No.1 airline, today (Thur, 3 July) called on EU Commission President, Ursula von der Leyen, to take urgent action to reform EU ATC services after the airline was forced to cancel 170 flights disrupting over 30,000 passengers due to yet another French ATC strike on Thur and Fri (3 & 4 July). These enforced cancellations by French ATC coincide once more with the start of the European summer holidays - one of the busiest travel periods of the year.

In addition to flights to/from France being cancelled, this strike will also affect all French overflights. This is due to France's continued failure to protect overflights during national ATC strikes. Even though it's French ATC that are striking, most disrupted passengers are not even flying to/from France but just overflying French airspace en route to their destination (e.g., UK - Greece, Spain - Ireland, etc.). EU skies cannot be repeatedly closed just because French Air Traffic Controllers are going on recreational strikes.

Ryanair has long campaigned for effective EU ATC reform and calls on all passengers to visit the 'Air Traffic Control Ruined Your Flight' webpage and demand that the EU Commission and Govts take urgent action to reform EU ATC services and avoid any further avoidable ATC disruptions this summer.

Ryanair's Michael O'Leary said:

"Once again European families are held to ransom by French Air Traffic Controllers going on strike. It is not acceptable that overflights over French airspace en route to their destination are being cancelled/delayed as a result of yet another French ATC strike. It makes no sense and is abundantly unfair on EU passengers and families going on holidays.

Ryanair calls on Ursula von der Leyen to take urgent action to reform EU ATC services by 1.) ensuring that ATC services are fully staffed for the first wave of daily departures, and 2.) protecting overflights during national ATC strikes. These 2 splendid reforms would eliminate 90% of all ATC delays and cancellations, and protect EU passengers from these repeated and avoidable ATC disruptions due to yet another French ATC strike."

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 July, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary